May 12, 2017
To:    The Securities Commissions of all of the Provinces and Territories of Canada
Report of Voting Results
In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders of Alamos Gold Inc. (the “Company”) held on May 11, 2017.
Total Shares Voted:    247,411,294
Total Shares Issued and Outstanding:    298,996,780
Total Percentage of Shares Voted:    82.75%

1.	Election of Directors
The following persons were elected as directors of the Company until the next annual meeting:

Name of Nominee	Vote For	%	Withhold Vote	%
Mark J. Daniel	231,753,016	99.71	665,230	0.29
Patrick D. Downey	231,459,943	99.59	958,303	0.41
David Fleck	231,859,040	99.76	559,206	0.24
David Gower	231,262,435	99.50	1,155,811	0.50
Claire M. Kennedy	224,162,271	96.45	8,255,975	3.55
John A. McCluskey	232,051,830	99.84	366,416	0.16
Paul J. Murphy	231,965,383	99.81	452,863	0.19
Ronald E. Smith	229,386,384	98.70	3,031,862	1.30
Kenneth Stowe	231,874,774	99.77	543,472	0.23

2.	Appointment and Compensation of Auditors – FOR: 98.76%
KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	244,349,833	98.76	3,061,461	1.24

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3
Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801
www.alamosgold.com

TRADING SYMBOL: TSX:AGI NYSE:AGI

3.	Approval of Approach to Executive Compensation – FOR: 98.33%
The advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	228,545,676	98.33	3,872,567	1.67

2 | ALAMOS GOLD INC